UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K/A

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from                                          to                                         .

Commission File No. 001-31970

TRW Automotive Retirement Savings Plan

TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150

Financial Statements and Supplemental Schedule

TRW Automotive Retirement Savings Plan
December 31, 2004 and 2003
With Report of Independent Registered Public Accounting Firm

TRW Automotive Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

EXPLANATORY NOTE

This amendment on Form 11-K/A is being filed to include a signed Report of Ernst & Young LLP. The Form 11-K previously filed this June 29, 2005 included the Report of Independent Registered Public Accounting Firm, but neglected to include the conformed signature of Ernst & Young LLP in the Report.

Except as revised to include the signature of Ernst & Young LLP (and to correct the filing date of the Form S-8 referenced in Note 1 and make one minor typographical correction), this Form 11-K/A is identical to the previously filed Form 11-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
  TRW Automotive Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TRW Automotive Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for year ended December 31, 2004 and for the ten month period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Putnam Fiduciary Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2003 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of and for the ten month period ended December 31, 2003. The form and content of the information included in the 2003 financial statements, other than that derived from the information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audits of the Plan’s 2004 financial statements were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Troy, Michigan
June 27, 2005

TRW Automotive Retirement Savings Plan

Statement of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Company Contribution Receivables	$271,745	$—

Investments at fair value:
Common/collective trust fund	28,625,445	38,816,719
Mutual funds	176,231,781	99,047,920
Participant loans	7,310,222	7,033,094
Employer Securities	5,746,313	—

Investments	217,913,761	144,897,733

Net assets available for benefits	$218,185,506	$144,897,733

See accompanying notes to financial statements.

TRW Automotive Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

		Period
		February 28, 2003
	Year Ended	Through
	December 31,	December 31,
	2004	2003
Additions
Employee contributions	$35,183,623	$27,298,864
Employer contributions	12,246,051	9,984,024
Employee rollovers	21,826,244	91,732,549
Investment income	6,573,183	2,198,709

Total additions	75,829,101	131,214,146

Deductions
Benefit payments	14,006,159	3,619,007
Deemed distributions	337,673	—
Administrative expenses	42,036	29,040

Total deductions	14,385,868	3,648,047

Net realized and unrealized appreciation in fair value of investments	11,844,540	17,331,634

Net increase	73,287,773	144,897,733

Net assets available for benefits at beginning of period	144,897,733	—

Net assets available for benefits at end of period	$218,185,506	$144,897,733

See accompanying notes to financial statements.

TRW Automotive Retirement Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

1. Description of Plan

The following description of the TRW Automotive Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Effective February 28, 2003, the TRW Automotive Retirement Savings Plan (the “Plan”) was established.

The Plan is a defined-contribution benefit plan designated to provide eligible employees of a participating plant, division, or subsidiary of TRW Automotive US LLC, (the “Company” or “TRW”) with a vehicle to systematically save funds to supplement their retirement benefits. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Employees of the specified locations in the Plan document are eligible to participate in the Plan on the first day of employment with the Company. Employees are eligible to participate in the Plan for purposes of receiving the Company match after completing six months of service.

Contributions

Each year, participants may contribute a percentage of pre-tax annual compensation not to exceed the applicable IRS limitations ($13,000 and $12,000 for 2004 and 2003, respectively), as well as up to 10% of after tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective July 1, 2004, the Company contributes an amount equal to 50% of the participant’s pretax contribution up to 6% of the participant’s compensation. Prior to July 1, 2004, the Company contributed an amount equal to 100% of the participant’s pre-tax contribution up to 3% of the participant’s compensation.

Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options or transfer assets between investment options at any time during the year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided not in excess of the participant’s vested account balance.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants who were employees of the Company prior to February 28, 2003 are 100% vested in the Company’s matching contributions. For participants who were hired after February 28, 2003, vesting in the Company matching contribution of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and is 100% vested after five years of credited service. Full vesting also occurs upon death, permanent disability or attainment of age 65.

Forfeitures

Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service and shall be used to reduce future employer contributions. During 2003 and 2004, no forfeitures were used to reduce employer contributions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a prime interest rate on the last business day of the preceding calendar quarter (as published in The Wall Street Journal) plus one percentage point. Principal and interest is paid ratably through regular payroll deductions.

Payment of Benefits

On termination of service, upon death, disability or retirements, a participant may receive a lump-sum amount equal to the vested value of their account. Withdrawals are also permitted for financial hardship or upon attainment of age 59-1/2 under certain provisions of the Plan. After-tax savings may be withdrawn any time upon a participant’s request.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions to participants and beneficiaries will be made at such time after termination of, or discontinuance of, contributions to the Plan as provided by the Plan agreement.

Plan Changes

On May 10, 2004, the Company filed a Form S-8 with the U.S. Securities and Exchange Commission pursuant to which TRW common stock was added as an investment option under the plan.

In July of 2004, administration of the Plan was transferred to Fidelity Investments Institutional Operations Company, Inc (“Fidelity”).

Investment Options

The Plan provides for 25 investment options which include the following funds:

•	Fidelity Managed Income Portfolio

•	PIMCO Total Return Fund — Administrative Class

•	Dodge & Cox Balanced Fund

•	Dodge & Cox Stock Fund

•	Lord Abbett Mid-Cap Value Fund — Class A

•	Fidelity Dividend Growth Fund

•	Fidelity Magellan Fund

•	Spartan U.S. Equity Index Fund

•	Lord Abbett Small-Cap Value Fund — Class A

•	Fidelity Blue Chip Growth Fund

•	Artisan Mid Cap Fund

•	Fidelity Small Cap Stock Fund

•	American Funds EuroPacific Growth Fund — Class R5

•	Morgan Stanley International Fund, Inc. — International Equity Portfolio — Class B

•	TRW Stock Fund

•	Fidelity Freedom Income Fund

•	Fidelity Freedom 2000 Fund

•	Fidelity Freedom 2005 Fund

•	Fidelity Freedom 2010 Fund

•	Fidelity Freedom 2015 Fund

•	Fidelity Freedom 2020 Fund

•	Fidelity Freedom 2025 Fund

•	Fidelity Freedom 2030 Fund

•	Fidelity Freedom 2035 Fund

•	Fidelity Freedom 2040 Fund

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting.

Valuation of Investments and Income Recognition

Investments in mutual funds are stated at their aggregate current value based upon quoted market prices. Securities of the Company are valued based upon quoted market prices as of the end of the year. Participant loans are valued at their outstanding balances, which approximate fair value.

Common/collective trust funds are stated at fair value as determined by the trustee. Thereof, the Fidelity Managed Income Portfolio’s policy is to maintain a stable net asset value of $1.00 per unit. The Portfolio is valued daily, and the net asset value per unit is calculated as of the close of business of the New York Stock Exchange. To achieve its investment objective, the Portfolio may invest in short- and long-term investment contracts issued by insurance companies (GICs), some of which may be indexed or include index-structured maturities; investment contracts issued by commercial banks (BICs); synthetic investment contracts, comprising underlying assets (typically fixed-income securities or bond funds) and ‘wrapper’ contract issued by a third-party; and cash-equivalents. Investments in GICs, BICs and synthetic investment contract are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with synthetic investment contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If management becomes aware of an event or events that has or have occurred affecting the Portfolio’s value, an adjustment is recorded. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Unrealized and realized gains or losses are reflected currently in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company or the Participants.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2004 and 2003, and net realized and unrealized appreciation in fair value of investments and interest and dividends for the year ended December 31, 2004 and the period February 28, 2003 through December 31, 2003, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Putnam Fiduciary Trust Company and Fidelity, the trustee. Such information has not been examined by independent auditors as of and for the 10 month period ended December 31, 2003.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2004 and the period February 28, 2003 through December 31, 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Net Realized and Unrealized
	Appreciation in Fair Value
	of Investments
	Year Ended	Period February 28,
	December 31,	2003 through
	2004	December 31, 2003

Mutual funds	$11,179,079	$14,391,994
Common/collective trust funds	369,006	2,939,640
Employer securities	296,455	—

	$11,844,540	$17,331,634

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2004		2003

PBHG Emerging Growth Fund	$	*	$7,541,912
Pimco Total Return Fund-Administrative Class		27,570,255	20,810,942
Fidelity Magellan Fund		20,618,428	16,635,867
S&P 500 Fund		*	15,438,170
Putnam Stable Value Fund		*	23,378,549
Lord Abbett Mid Cap Value Fund — Class A		23,237,051	*
Fidelity Small Cap Stock Fund		15,134,140	*
Fidelity Managed Income Portfolio		28,625,445	*
Spartan U.S. Equity Index Fund		20,440,261	*

* Investment option not available for period presented.

TRW Automotive Retirement Savings Plan
Notes to Financial Statements (continued)

4. Related Party Transactions

Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. For detail of the Fidelity managed investments held by the Plan and their respective dollar values, see Schedule H.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

6. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

Supplemental Schedule

TRW Automotive Retirements Savings Plan
EIN: 14-1857697 Plan Number: 001

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2004

American Funds	American Funds EuroPacific Growth Fund — Class R5	$9,197,199

Fidelity	Fidelity Magellan Fund	20,618,428
	Fidelity Blue Chip Growth Fund	8,712,207
	Fidelity Dividend Growth Fund	6,647,822
	Fidelity Small Cap Stock Fund	15,134,140
	Fidelity Freedom Income Fund	186,433
	Fidelity Freedom 2000 Fund	120,491
	Fidelity Freedom 2005 Fund	59,115
	Fidelity Freedom 2010 Fund	821,724
	Fidelity Freedom 2015 Fund	285,982
	Fidelity Freedom 2020 Fund	389,508
	Fidelity Freedom 2025 Fund	276,271
	Fidelity Freedom 2030 Fund	314,575
	Fidelity Freedom 2035 Fund	108,397
	Fidelity Freedom 2040 Fund	137,954
	Managed Income Portfolio	28,625,445
	Spartan US Equity Index Fund	20,440,261

PIMCO	PIMCO Total Return — Administrative Class	27,570,255

Dodge & Cox	Dodge & Cox Balance Fund	10,659,735
	Dodge & Cox Stock Fund	7,377,430

Morgan Stanley	MSI Fund, Inc. — International Equity Portfolio — Class B	5,382,554

Lord Abbett	Lord Abbett Mid-Cap Value Fund — Class A	23,237,051
	Lord Abbett Small Cap Value Fund — Class A	8,661,324

TRW Automotive	TRW Stock Fund	5,746,313

Artisan	Artisan Mid-Cap Fund	9,892,925

Participants*	Participants loans, interest rates range from 5.0 to 10.5%, with various maturity dates	7,310,222

Total assets held		$217,913,761

* Party-in-interest

Note: Historical cost information is not disclosed since all investments are participant directed.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive Retirement Savings Plan

(Name of Plan)

	By:	/s/ Tammy S. Mitchell

Tammy S. Mitchell
Date: June 29, 2005		Vice President and Controller
TRW Automotive U.S. LLC

TRW AUTOMOTIVE HOLDINGS CORP.

ANNUAL REPORT ON FORM 11-K/A

INDEX TO EXHIBITS

Exhibit
Number	Documents
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm